Exhibit-99.1

For immediate release
November 14, 2006

Production Resumes at Terra Nova

Petro-Canada (TSX: PCA, NYSE: PCZ) St. John’s, Newfoundland and Labrador - Petro-Canada today announced that oil production from the Terra Nova oil field resumed on November 12, following the completion of the planned maintenance turnaround on the Terra Nova Floating Production Storage and Offloading vessel (FPSO).

“Over the course of the fourth quarter, we expect to re-start all the wells and ramp up to peak production volumes in the 100,000 to 110,000 barrels per day range,” said Bill Fleming, Vice-President, East Coast Oil. “Along with the work done in the turnaround, the 40 new beds on the FPSO will permit improved inspection and preventative maintenance programs aimed at reducing future downtime.”

Petro-Canada now expects Terra Nova average production in the fourth quarter of 2006 to be 33,000 barrels per day gross (11,200 barrels per day net to Petro-Canada).

The vessel left the Terra Nova field in late June, and after arrival at the Keppel Verolme (KV) shipyard in Rotterdam, the Netherlands on July 5, entered dry dock on July 26. The FPSO departed from the KV yard on September 13, arrived back in the Terra Nova field on September 25 and was re-connected to its mooring system on October 1.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
John Downton	Gordon Ritchie
Corporate Communications	Investor Relations
Petro-Canada (St. John’s)	Petro-Canada (Calgary)
Tel: (709) 778-3692	Tel: (403) 296-7691

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction and maintenance activities, the submission of development plans, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, reliability rates and pre-production and operating costs. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in commodity prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas (including LNG) to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; royalty rates and resource utilization strategies; international relations of governments; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas and LNG operations; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

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